October 17, 2016

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	WildHorse Resource Development Corporation
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 23, 2016
CIK No. 0001681714

Ladies and Gentlemen:

Set forth below are the responses of WildHorse Resource Development Corporation (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 6, 2016, with respect to Amendment No. 2 to Draft Registration Statement on Form S-1, CIK No. 0001681714, submitted to the Commission on September 23, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Draft Submission No. 3 on Form S-1 (“Submission No. 3”) via EDGAR. For convenience, we will hand deliver three full copies of Submission No. 3, as well as three copies of Submission No. 3 marked to show all changes made since Submission No. 2 of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Submission No. 3 unless otherwise specified.

Our Principal Stockholders, page 8

1.	We note your response to comment 9. Please explain to us the planned valuation that the company plans on undertaking prior to effectiveness. Please also update your disclosure in this section to note that the relevant percentages remain subject to adjustment, consistent with your response.

Securities and Exchange Commission

October 17, 2016

RESPONSE: We acknowledge the Staff’s comment and wish to clarify our prior response. The number of shares of our common stock that will be owned by our two principal stockholders (WildHorse Holdings, LLC and Esquisto Holdings, LLC) immediately prior to completion of this offering will be fixed prior to commencement of the road show and will not change based on the implied equity valuation of the Company based on the price that shares are ultimately sold to the public in the offering. Accordingly, the relevant percentage ownership in the Company of our principal stockholders will not change absent an increase or decrease in the number of shares ultimately offered to the public. However, we are not able to provide the number of shares to be held by WildHorse Holdings, LLC or Esquisto Holdings, LLC nor the expected percentage interest in the Company those shares represent following completion of the offering until we determine how many shares are expected to be sold in the offering. We would expect to provide to the Staff the number of shares that are expected to be sold in the offering, the expected price range of such shares, the expected percentage ownership of WildHorse Holdings, LLC and Esquisto Holdings, LLC and other pricing-related information in a confidential submission to the Staff, which will be submitted prior to commencement of the road show. We understand that the Staff will need adequate time to review and comment on such pricing-related information prior to the commencement of the road show.

Risk Factors, page 18

Risks Related to this Offering and Our Common Stock, page 38

NGP and its affiliates are not limited in their ability to compete with us., page 41

2.	We have considered your revised disclosure in response to comment 11. Please revise your disclosure here, under the Business Strategies heading in the Business section and elsewhere to explain how opportunities will be apportioned among you, NGP and the affiliated entities.

RESPONSE: We have revised the Registration Statement accordingly. Please see pages 5 and 97.

Dilution, page 50

3.	In light of the continued adjustments to your current stockholders’ holdings, please supplement in this section to include the “effective cash contribution” of your current shareholders as required by Item 506 of Regulation S-K.

RESPONSE: We have revised the Registration Statement accordingly. Please see page 50.

Securities and Exchange Commission

October 17, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Derivative Activity, page 56

4.	Your response to comment 14 states that you have provided revised disclosure that illustrates how differences in the terms of commodity derivative instruments are expected to affect your ability to protect your capital investment program and expected future cash flows. However, it does not appear that your revised disclosure explains the expected effect of differences in derivative terms on your ability to reduce the potential effects of changes in commodity prices. Further revise to provide explanatory disclosure consistent with our prior comment.

RESPONSE: We have revised the Registration Statement accordingly. Please see pages 57 and 58.

Critical Accounting Policies and Estimates, page 83

Impairment of Oil and Natural Gas Properties, page 84

5.	It does not appear that the revised disclosure provided in response to comment 20 includes a discussion of the degree of uncertainty associated with the key assumptions underlying your testing of proved properties for impairment. In addition, the revised disclosure does not clearly identify potential events and/or changes in circumstances reasonably expected to negatively affect these key assumptions. Revise to provide this type of information. Refer to FRC 501.14.

RESPONSE: We have revised the Registration Statement accordingly. Please see pages 85 through 87.

6.	Your revised accounting policy disclosure indicates that you discount the estimated cash flows used to analyze your proved oil and natural gas properties for impairment. Tell us how this policy is consistent with the guidance per FASB ASC 360-10-35-17 regarding the use of undiscounted cash flows to test a long-lived asset for recoverability.

RESPONSE: We respectfully advise the staff that we do not use discounted cash flows to analyze our oil and gas properties for whether an impairment has occurred. Rather, in accordance with the guidance set forth in FASB ASC 360-10-35-17 and as disclosed in the first paragraph under “Impairment of Oil and Gas Properties” on page 85, we first estimate the expected cash flows of our oil and natural gas properties on an undiscounted basis and compare these undiscounted cash flows to the carrying amount of our oil and natural gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, we will write down the carrying amount of the oil and natural gas properties to fair value. The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity prices, future production estimates, estimated future operating and capital expenditures and discount rates.

Securities and Exchange Commission

October 17, 2016

Business, page 91

Our Properties, page 98

Eagle Ford Acreage, page 98

7.	We note your response to comment 23 and the market data prepared by Baker Hughes which you rely on in your registration statement. Please advise if this data was prepared by Baker Hughes for the company for inclusion in this registration statement. If so, please file a consent as contemplated by Securities Act Rule 436 when you publicly file your registration statement.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that the Baker Hughes data included in the Registration Statement was not prepared for inclusion in the Registration Statement, but is rather made publicly available by Baker Hughes.

Reserves Data, page 100

8.	Please revise the tabular disclosure relating to total proved reserves, proved developed reserves and proved undeveloped reserves to reconcile the inconsistencies in the identification of the product types for the figures presented on page 101 compared to the disclosure provided elsewhere on pages F-15 through F-17 for the period ending December 31, 2015.

RESPONSE: We have revised the Registration Statement to reconcile the inconsistencies identified by the Staff. Please see page 103.

Drilling Activity, page 112

9.	We note your response to comment 6 and the disclosure on pages 3 and 93 regarding your reduced drilling program. We also note your disclosure on page 80 that you terminated your rig contract in March 2016. Please revise to disclose your drilling contracts and commitments.

RESPONSE: We have revised the Registration Statement accordingly. Please see page 114.

Executive Compensation, page 129

10.	We note your response to comment 32. Please provide a more thorough analysis as to your decision to omit compensation payable to Mr. Steve Habachy while serving in the capacity of Vice President Operations for WHRM. Include in your response a discussion of how compensation decisions with respect to this position differed from those of your named officers.

Securities and Exchange Commission

October 17, 2016

RESPONSE: We have revised the Registration Statement to disclose historical compensation for Mr. Habachy, who will serve as our Executive Vice President and Chief Operating Officer following the consummation of the offering.

In addition, it is possible that Mr. Cozby and/or Mr. Roane may qualify as one of our named executive officers following the consummation of the offering. However, Messrs. Cozby and Roane are new hires who were hired by us in September 2016 and have not previously been employees of WildHorse or Esquisto. As a result, there is no historical compensation to disclose for Messrs. Cozby and Roane. Nonetheless, in the interest of fulsome disclosure, we have revised the Registration Statement to provide certain anticipated compensation information with respect to all potential named executive officers following the consummation of the offering, including Messrs. Cozby and Roane. Please see page 135 through 138.

Narrative Disclosures

Employment, Severance or Change of Control Agreements, page 131

11.	We note that you have not historically executed employment agreements with your named officers. Please update your disclosure in this section to explain how base salaries amounts were established.

RESPONSE: We have revised the Registration Statement to explain how annualized base salary amounts were established for our named executive officers. Please see page 132.

Incentive Units, page 131

WildHorse Incentive Units, page 131

12.	We have considered your revisions in response to comment 21; however, it remains unclear from your revised disclosure which party bears the costs of payments made for the incentive units subsequent to the reorganization and in connection with this offering. Please revise to explain. Please also describe in greater detail why the actions contemplated in connection with this offering do not represent a “fundamental change” under the terms of the WildHorse LLC Agreement.

RESPONSE: We have revised the Registration Statement to explain which party will bear the costs of payments made with respect to the WildHorse Incentive Units following the Corporate Reorganization and the consummation of the offering. We have also revised the Registration Statement to explain why the Corporate Reorganization and the consummation of the offering each do not constitute a “Fundamental Change” under the WildHorse LLC Agreement. Please see page 134.

13.	In your revised narrative, you indicate that incentive unit awards will payout upon the occurrence of “certain specified level(s) of cumulative cash distributions.” Please also expand your disclosure in this section to disclose such threshold amounts, pertaining to each tier of units, in more detail.

Securities and Exchange Commission

October 17, 2016

RESPONSE: We have revised the Registration Statement to disclose the threshold amount of cumulative cash distributions applicable to each tier of WildHorse Incentive Units. Please see page 133.

*****

Securities and Exchange Commission

October 17, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams or Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2350, respectively.

Very truly yours,

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

By:	/s/ Jay C. Graham
Name:	Jay C. Graham
Title:	Chief Executive Officer

Enclosures

cc:	Anthony Bahr, WildHorse Resource Development Corporation
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Michael S. Telle, Vinson & Elkins L.L.P.